October 9, 2015

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Christina De Rosa
Christian Windsor
Lisa Vanjoske
Joel Parker

Re:	WAVE Life Sciences Pte. Ltd.
Draft Registration Statement on Form S-1
Submitted September 4, 2015
CIK No. 0001631574

Ladies and Gentlemen:

We are submitting this letter on behalf of WAVE Life Sciences Pte. Ltd. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 2, 2015 (the “Comment Letter”), relating to the above-referenced draft registration statement on Form S-1 of the Company initially submitted to the Commission on September 4, 2015 (the “Draft Registration Statement”) on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act. In conjunction with this letter, the Company is making its initial public filing of a registration statement on Form S-1 dated the date hereof (the “Registration Statement”) with the Commission, which reflects changes made to the Draft Registration Statement made in response to certain comments contained in the Comment Letter.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Page numbers referred to in the responses below reference the applicable pages of the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

October 9, 2015

We are providing by overnight delivery to Ms. Christina De Rosa of the Staff five courtesy copies of this letter and copies of the Registration Statement that have been marked to show changes from the Draft Registration Statement.

Prospectus Summary, page 1

Advantages of Our Approach, page 4

1.	We note your statement that you “are a leader in the manufacturing of PS-modified stereopure nucleic acid therapeutics...” As you do not manufacture any commercial products, this statement appears to be premature. Please qualify the quoted language appropriately.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 75 of the Registration Statement.

2.	Revise the first bullet point to clarify that you must first identify product candidates and then advance those candidates through the testing and approval process. You should also clarify that your company does not have experience conducting clinical trials or otherwise advancing product candidates through the approval process.

Response: In response to the Staff’s comment requesting clarification regarding the Company’s identification of product candidates and subsequent testing processes, the Company has revised the disclosure on pages 1, 5, 6, 15, 56, 72, 79 and 80 of the Registration Statement.

In response to the Staff’s comment requesting clarification regarding the Company’s experience in developing and pursuing regulatory approval of product candidates, the Company has revised the disclosure on pages 7, 15 and 18 of the Registration Statement.

Our Product Pipeline, page 5

3.	Revise the heading to this section to more clearly indicate that you do not, at this time, have any products, but instead you have areas of research focuses which may lead to the identification of product candidates.

Response: In response to the Staff’s comment, the Company has revised the heading on pages 6 and 80 of the Registration Statement to remove the word “product” from the heading.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

October 9, 2015

Risks Related to Our Business, page 7

4.	Revise this section to clarify that not only do you have a history of losses, but you have not, to date, produced meaningful revenues.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Registration Statement.

Use of Proceeds, page 47

5.	For each therapeutic program that you intend to develop with the proceeds from this offering, please state the anticipated stage of development that you expect to reach using the proceeds of the offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Share-Based Compensation, page 66

6.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response: The Company acknowledges that the Staff may have additional comments on the Company’s accounting for equity issuances, including share compensation and beneficial conversion features. Once the Company discloses an estimated offering price range, it will provide an analysis explaining the reasons for the differences between recent valuations of its ordinary shares leading up to the IPO and the estimated offering price.

Business, page 71

7.	Please revise your disclosure to provide brief explanations of scientific terms to enable a lay investor to understand. For instance, at first use, please define the following terms:

●	“Stereochemistry technology;”

●	“Stereopure nucleic acid therapeutics;”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

October 9, 2015

●	“Stereoisomer mixtures;”

●	“Antisense;”

●	“oligonucleotide stereochemistry;”

●	“Ribonucleic acid interference;”

●	“Exon skipping;”

●	“HTT SNP-1 and HTT SNP-2;”

●	“Exon 51;”

●	“SMAD7;”

●	“KRT14 SNP-1 and KRT14 SNP-2;”

●	“Chiral centers;”

●	“directing medicine ‘upstream’ of protein production;” and

●	“splice-correction”

Please make corresponding changes to the Prospectus Summary.

Response: In response to the Staff’s comment, the Company has revised the disclosure to include a “Glossary of Scientific Terms” on page 97 of the Registration Statement and cross-references to such Glossary on pages 1 and 72 of the Registration Statement.

Proof of Concept of Our Technology, page 74

Efficacy, page 76

8.	We note your statement that the results of your preclinical study “confirm [y]our ability to rationally design PS-modified nucleic acid therapeutics with greater stability, catalytic activity, efficacy and durability.” Because approval of the FDA and other comparable regulatory agencies is dependent on such agencies making a determination (according to criteria specified in law and agency regulations) that a drug or biologic is effective, it is premature for you to describe or suggest that any non-approved product is effective. Accordingly, please delete this language throughout your registration statement. In addition, please revise your disclosure as necessary to make clear that any observations you make about your products’ potential for efficacy are your own, are not based on the FDA’s or any other comparable governmental agency’s assessment and do not indicate that your products will achieve favorable results in any later stage trials or that the FDA or comparable agency will ultimately determine that your product is effective for purposes of granting marketing approval.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 75 and 78 of the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

October 9, 2015

Immunogenicity, page 78

9.	Please provide a brief explanation of the term “C3a levels” for a lay investor to understand.

Response: In response to the Staff’s comment, the Company has defined the term “C3a levels” in the “Glossary of Scientific Terms” beginning on page 97 of the Registration Statement.

10.	Please provide a brief discussion of enzyme-linked immunosorbent assay (ELISA) analytical method.

Response: In response to the Staff’s comment, the Company has defined the term “enzyme-linked immunosorbent assay (ELISA) analytical method” in the “Glossary of Scientific Terms” beginning on page 97 of the Registration Statement.

Our Initial Therapeutic Candidates, page 80

11.	Revise this section to clarify which of your candidates will require the Max Planck license in order for you to continue your research and proceed through the approval process.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Registration Statement.

Intellectual Property, page 87

12.	We note your discussion of patents licensed from or co-owned with the University of Tokyo or Shin Nippon Biomedical Laboratories, Ltd. Please provide a discussion of the material terms of such license or co-ownership agreements and file the agreements as exhibits to the registration statement. In the alternative, please provide your analysis for why these patents and the underlying agreements are not material to your business.

Response: The Company is not currently utilizing the technology claimed in the cases that the Company jointly owns with University of Tokyo or Shin Nippon Biomedical Laboratories, nor does the Company have any plans to utilize or exploit this technology in any way that would be material to its business. References to these matters have been included in the intellectual property section only because they do constitute a portion of the Company’s intellectual property portfolio and the Company was seeking merely to provide comprehensive information. Based on the foregoing, the Company respectfully believes that no additional disclosure is necessary nor would it be useful to investors.

Competition, page 88

13.	To the extent known, please disclose the stage of development of competing product candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 90 and 91 of the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

October 9, 2015

General

14.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company is providing the slide presentations it has used for the “testing the waters” meetings it has conducted to date, which slide presentations constitute the only written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company further informs the Staff that potential investors have not been permitted to retain copies of the slide presentation.

15.	Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

Response: The Company does not currently intend to include any additional graphics other than those graphics included in the Registration Statement. If the Company determines to include any other graphic in the prospectus, prior to its use the Company will promptly provide such material to the Staff on a supplemental basis.

*    *    *    *    *

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

October 9, 2015

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the underwriters for the Company’s proposed offering are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions reflected in the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Matthew J. Gardella
Matthew J. Gardella

cc:	Securities and Exchange Commission
Suzanne Hayes, Assistant Director
Christina De Rosa
Christian Windsor
Lisa Vanjoske
Joel Parker

WAVE Life Sciences Pte. Ltd.
Paul B. Bolno, M.D.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William C. Hicks

Cooley LLP
Frank F. Rahmani
Nicole Brookshire
John T. McKenna